

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone [00) 31 302162615
Fax [00]31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029223

Our reference BB/jcd
Date 1 august 2003


AUG 1 1 2003
WASH, D.C.
SECTION
181

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

SUPPL

Dear Sir or Madam,

The enclosed press releases from the period July 2003 and the Pricing Supplements of July 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

8/12


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SEC MAIL PROCESSING
RECEIVED
AUG 11 2003
WASH. DC
181
SECTION

PRESS RELATIONS



··· LATEST NEWS

GLOBE TRAVEL AGENCY GROUP ACQUIRES RABOBANK'S TRAVEL ACTIVITIES

02-07-2003

Globe Travel Agency Group, a division of the Oad Group, and Rabobank Nederland have reached an agreement regarding Globe's acquisition of Rabobank's 75 travel agencies effective 1 November 2003.

Globe and Rabobank will jointly investigate whether the activities of the other Rabobank branches that sell holidays can be continued and, if so, in what manner. In Globe Rabobank has found a leading player in the travel sector to continue the travel services the Rabobank offers its customers. This will safeguard the continuity of the services.

Marc Cootjans, Customer Advice Manager of Rabobank Nederland: "We announced earlier this year that we wished to sell our travel activities because they no longer fit into our strategy. The Oad Group is an organization with extensive expertise and experience in the travel sector and an outstanding reputation. Selling the activities to Globe provides the best opportunities for continuing to provide travel services to our customers. It is also the best option for Rabobank's travel sales staff because their employment will be protected as much as possible. The employment of the travel staff involved will be transferred to the Oad Group. The transfer enables Rabobank to ensure uninterrupted service to customers and that all pre-existing reservations will be handled properly."

Managing Director Cor van Eijden of the Globe Travel Agency Group is pleased with the acquisition. "Nearly all the acquired Rabo travel agencies are located in regions or places where there are currently no Globe locations," says Van Eijden. "The acquisition fits in with our growth strategy and makes a major contribution towards achieving our aim of national coverage of our travel agency activities. A location analysis was conducted prior to the acquisition, which has resulted in the acquisition of these 75 locations so far. Further research must provide clarity concerning the future of the remaining Rabobank travel agencies." Globe is convinced that the increase in scale will enable it to expand its purchasing power, improve efficiency and lower the overhead costs per location.

Personal and professional holiday advice remains extremely important for a large group of consumers. While Oad taps into the opportunities provided by Internet, reservations are made exclusively through the approximately 2,200 travel agencies that offer Oad products.

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telephone: +31 3
telefax: +31 30 2
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For more information, please contact Mr C. van Eijden,
Managing Director of the Globe Travel Agency Group,
tel. 06-51335736,
c.v.eijden@globereisburo.nl
or Mr P. van den Berg, Press Officer, Rabobank
Nederland,
030-2162832 / 06-22 45 60 73,
p.w.h.berg@rn.rabobank.nl

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LATEST NEWS

RABOBANK FOUNDATION ESTABLISHES VEHICLE FOR "SOFT FINANCING" OF MICRO-CREDIT IN INDIA

07-07-2003

The Rabobank Foundation, an independent Rabobank foundation active in the field of development co-operation, has established a separate organisation under the name of Rabo India Microfinance Private Ltd to extend 'soft loans' to India's micro-credit sector. Rabo India Microfinance will be physically located at Rabo India, Rabobank International's branch office located in Mumbai, which will also be providing the required support staff.

Since its establishment in 1973, the Rabobank Foundation has been actively involved in development aid in India and currently participates in twenty local projects.
The Foundation supports projects in developing countries that are aimed at giving the local population economic independence. This often involves helping set up co-operative savings and loan systems and agricultural purchasing and sales co-operatives.

The Rabobank Foundation plays a pivotal role in India's micro-credit sector, in part through the extension of 'soft loans' to the Working Women's Forum (WWF), with which it has been associated since 1978. The Rabobank Foundation's involvement enables the WWF to provide micro-loans at standard market rates to the co-operative credit organisation's female membership of some 600,000. Without the WWF they would be forced to turn to loan sharks because they do not form a profitable target group for the commercial banks.

WWF began its work in the slums of Madras and operates according to the same principle as the savings and loan co-operatives that were established in the Netherlands in the late nineteenth century. Hundreds of thousands of woman have been able to free their families from the stranglehold of usury by taking out small loans provided by the WFF to set up their own businesses. They then use the resulting income to pay the interest, make the loan repayments and eventually deposit their savings with the organisation.

Rabo India Microfinance provides the Rabobank Foundation with a local channel to more effectively structure and expand the scope of the funding of Indian organisations that are active in the field of micro-financing. Rabo India Microfinance will serve as a distributor of the funds that the Rabobank Foundation makes available to the partner organisations in India and is also open to funding from other development organisations.

Rabo India supports this initiative within the framework of its policy to contribute to the sustainable development of Indian society. 'Rabo India will fully support the activities of the Rabobank Foundation because they bring the principle of the credit co-

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PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



RELATED INFORMATION

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→ Media Calendar
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→ Dutch Press Release

operative to the basis of Indian society, making micro-loans available to the very poorest segment of the country's population," says Rana Kapoor, Chairman of the Executive Board of Rabo India.

Ineke Derkzen, Director of the Rabobank Foundation: 'We are delighted that our development activities, which we carry out on a non-profit basis, are so wholeheartedly supported by our commercial colleagues in India.'

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LATEST NEWS

RABOBANK ISSUES USD 500 MILLION EUROBOND

08-07-2003

Rabobank has issued a USD 500 million Eurobond. *The issue is arranged by Daiwa Securities SMBC,* Barclays Capital and Rabobank International.

Issuer: Rabobank Nederland

Currency: USD 500,000,000

Status: senior, unsubordinated

Coupon: 2.25 % annually (short first)

Issue date: 22 July 2003

Maturity: 18 December 2006

Redemption Price: 100%

Issue price: 101.17 %

Denominations: USD 1,000 USD 10,000 USD 100,000

Listing: Euronext Amsterdam

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CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



RELATED INFORMATION

→ Latest News
→ Press Releases Archive
→ Spokespersons
→ Media Calendar
→ Media Kit
→ Dutch Press Release


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LATEST NEWS

THE RABOBANK AND HVB REAL ESTATE BANK A.G. SIGN LETTER OF INTENT FOR SHARE TAKEOVER IN FGH BANK

23-07-2003

New perspective for FGH Bank within the biggest financial service provider in the Netherlands.
The Rabobank strengthens position in commercial real estate market.

The Rabobank Group and HVB Real Estate Bank AG have concluded an agreement on the takeover of FGH Bank, the real estate bank. The letter of intent was signed after the stock market closed on Tuesday, 22 July. The transfer of shares will take place after the announced hive-off of HVB Group's real estate activities to the new Hypo Real Estate Group, and after approval by De Nederlandsche Bank and the NMA. FGH Bank will continue its activities in the commercial real estate market under its own trademark within the Rabobank. Doing so will allow the Rabobank to strengthen its position in the real estate market.

FGH Bank, the real estate bank, specialises in commercial real estate financing, and consequently has amassed a great of expertise in the market. The bank has its own Valuation & Research department with real estate market analysts, appraisers and architects. FGH Bank will continue its activities in the commercial real estate market under its own widely known trademark. FGH Bank can be secure in the knowledge that the Rabobank support means support from an organisation with real estate financing in the private as well as commercial sector as one of its core activities. As a result of the takeover FGH Bank will be able to offer a broader service package, given its access to the extensive expertise available within the Rabobank Groep.

Through its local banks, the Rabobank is the biggest lender in the private real estate market with a 21.8% market share and a home mortgage loan portfolio of about EUR 84 billion. The Rabobank also has a prominent place in the commercial real estate market, particularly through its local banks, which represent a significant part of the construction and property market with about EUR 9 billion in lendings. Furthermore, DLL Vastgoedfinanciering was established in 2001 and by now has accumulated a portfolio worth some EUR 1 billion. The Rabobank is also expanding through its subsidiary, Rabo Vastgoed, with a multitude of different projects. The company's national network of branches has its own sizeable real estate portfolio of around EUR 2.5 billion. The intended takeover will also reinforce The Rabobank in this area. FGH Bank has a financing portfolio of about EUR 4.5 billion in loans on the Dutch market, making it one of the three most important national real estate financers. In addition, FGH Bank has a considerable number of lendings in the Randstad conurbation, where the Rabobank wishes to strengthen

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3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



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its position. The knowledge and experience gained by FGH Bank and its subsidiaries over the past years may also serve to strengthen the activities mentioned.

Hans ten Cate, member of the Rabobank Nederland board of directors:
FGH Bank's services are in line with those of the local banks, which are also involved in commercial real estate market financing. We also see how FGH Bank's activities match activities on the part of Rabo Vastgoed and De Lage Landen Vastgoedfinanciering. This takeover fits in with our strategy to become market leader across the entire financial services line in the Netherlands'.

Peter Keur and Manuela Better, FGH Bank Management:

'FGH Bank views this takeover as a possibility for future strengthening of its position as the main real estate bank in the Netherlands. The fact that this will happen under the wings of the Rabobank, the biggest financial service provider in the Netherlands, can only be positive for us and our clients'.

The takeover is being financed from The Rabobank Group's own resources. Further integration between the activities of the Rabobank Groep and FGH Bank will take place in the coming months.

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... LATEST NEWS

RABOBANK RELEASES ITS 2002 ANNUAL RESPONSIBILITY AND SUSTAINABILITY REPORT

24-07-2003

Bert Heemskerk at the presentation of Rabobank's 2002 Annual Responsibility and Sustainability Report: 'SOCIAL INVOLVEMENT AND CORPORATE RESPONSIBILITY ARE OUR CORE BUSINESS'

"Social involvement and corporate responsibility are a natural extension of the co-operative values that form the foundation of the Rabobank Group. It is actually our core business." Bert Heemskerk, Chairman of the Executive Board, made this statement on 24 July at the presentation of the Rabobank Group's 2002 Annual Responsibility and Sustainability Report. Heemskerk sees a clear distinction between social involvement and corporate responsibility. "Social involvement relates to your donation and sponsorship policy, your policy on the Arts, and your contribution to the local community. Corporate responsibility focuses on products and services, your values and standards and the sustainability of your own business operations. The Rabobank Group has earned an excellent reputation in both areas."

According to Heemskerk, "Rabobank substantiates its social role at the local, national and international levels on the principle that 'actions speak louder than words'. In The Netherlands, thousands of communities have been developed with the assistance of local Rabobanks. In a community, Rabobank members or employees who share the same interests come together and are supported in their activities by their local Rabobank. Each year, the Rabobank Foundation contributes over € 5 million to support projects in The Netherlands and abroad."

During the presentation, Mr. Heemskerk took a closer look at three topics: the Rabobank Group's presence in new markets, micro-finance in developing countries and the Group's Ethics Commission. "Operating from the perspective of sustainability opens new markets and leads to new products and services. Consequently, we are committed to holding a leading position in these areas. As Rabobank, we hold a pre-eminent position in the field of organic agriculture, green investment and savings schemes and the trade in emission rights," says Heemskerk. Rabobank is actively involved in the trade in emission rights and climate-related products and has even set up a special product division in London for this activity. In this field, the bank also works in close collaboration with the Dutch Ministry of Housing, Spatial Planning and the Environment, which purchases CO_2 emission reductions from projects in developing countries.

Rabobank engages in a number of activities that are focused on emerging markets in developing countries and micro-finance. RIAS (Rabo International Advisory

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PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



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Services) is a commercial activity of Rabobank that is aimed at transferring the bank's knowledge in the fields of banking, co-operative development and agricultural chain development to emerging markets and developing countries. The total turnover RIAS realized via projects was € 3.3 million in 2002.

The Rabobank Foundation is a purely philanthropic activity that targets the very poorest segments of the population and helps set up and support co-operative savings and credit organisations. To this end, in India, the Foundation recently established Rabo India *Microfinance. The objective of this new organisation is* to provide soft loans to India's micro-credit system. "Thanks to the loans provided by the Foundation, the Working Women's Forum is able to extend micro-loans *at standard market rates to the co-operative credit* organisation's female membership of some 600,000. Because these women do not form a profitable target group for commercial banks, they would otherwise be forced to turn to usurers," says Heemskerk. The Rabobank Foundation furthermore seeks to join forces with multinationals in setting up production and trade co-operatives for small-scale farmers in developing countries, enabling them to work with multinationals in agricultural production.

Heemskerk also spoke about the role of the Ethics Committee within the Rabobank Group. Employees are able to submit his or her dilemmas to the body for a recommendation. The Committee does not make binding rulings, giving instead advice to employees who retain personal responsibility for their actions. The Committee bases its recommendations on the internal and external codes of conduct to which the bank has committed itself. The Committee's recommendations are published anonymously within the Rabobank organisation and are made available externally (in abridged form) on the Internet.

The 2002 Annual Responsibility and Sustainability Report can be downloaded from the Internet at:

→ 2002 Annual Responsibility and Sustainability Report

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LATEST NEWS

RABOBANK WELCOMES 1.25 MILLIONTH MEMBER

30-07-2003

Rabobank is the Netherlands' fastest growing association. Since the launch of its large-scale membership campaign in 2001, the local Rabobanks have signed up more than 725,000 new members.

The total number of members has now risen to over 1.25 million. This means that the target total of 1.2 million members by the end of 2003 has already been amply surpassed. Piet Moerland, the member of the Executive Board of Rabobank Nederland responsible for the membership policy, is delighted that the target has been met: "Members are extremely important for us. They give us both requested and unsolicited advice, spurring us on to become even more customer-friendly, enterprising and innovative. What's more, our members are more loyal customers and purchase more services from us than our regular clients."

Greater involvement

While at the start of the campaign the primary focus was on recruiting more members, attention has now shifted to raising the level of members' involvement with their local Rabobanks. The co-operative character of Rabobank has proven popular among its clients. For example, Rabobank helps both new and experienced entrepreneurs to be more successful in business by offering a wide range of workshops, seminars, studies and courses. Equally important are the platforms and business clubs that enable entrepreneurs to meet, exchange ideas and experiences and discuss solutions. For private members the bank organises evening symposiums on Internet banking, lectures on various current topics - which have often been suggested by members - and feedback groups that allow members to have a voice in determining the bank's policy. Today there are more than 1,000 communities that bring together members who share common interests and needs.

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Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



RELATED INFORMATION

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COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 799A
TRANCHE NO: 1
USD 32,000,000 Callable Zero Coupon Notes due 2023

Issue Price: 30.65568 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 24 July 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	799A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 32,000,000
	(ii)	Tranche:	USD 32,000,000
5	(i)	Issue Price:	30.65568 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 9,809,817.60
6	Specified Denominations:		USD 100,000
7	Issue Date:		28 July 2003
8	Maturity Date:		28 July 2023
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (see Paragraph 19 below)
11	Redemption/Payment Basis:		Final Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (see Paragraph 22 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	6.00 per cent. compounded semi-annually
	(ii)	Day Count Fraction (Condition 1(a)):	30/360
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	28 January and 28 July in each year commencing on 28 January 2004 and ending on 28 January 2023
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount will be as follows:

Optional Redemption Date	**Optional Redemption Amount (as % of Nominal Amount)**
28 January 2004	31.57535
28 July 2004	32.52262
28 January 2005	33.49829
28 July 2005	34.50324
28 January 2006	35.53834
28 July 2006	36.60449
28 January 2007	37.70262
28 July 2007	38.83370
28 January 2008	39.99871
28 July 2008	41.19868
28 January 2009	42.43464
28 July 2009	43.70768
28 January 2010	45.01891
28 July 2010	46.36947
28 January 2011	47.76056
28 July 2011	49.19337
28 January 2012	50.66917
28 July 2012	52.18925
28 January 2013	53.75493
28 July 2013	55.36758
28 January 2014	57.02860
28 July 2014	58.73946

	28 January 2015	60.50164
	28 July 2015	62.31669
	28 January 2016	64.18619
	28 July 2016	66.11178
	28 January 2017	68.09513
	28 July 2017	70.13799
	28 January 2018	72.24213
	28 July 2018	74.40939
	28 January 2019	76.64167
	28 July 2019	78.94092
	28 January 2020	81.30915
	28 July 2020	83.74843
	28 January 2021	86.26088
	28 July 2021	88.84870
	28 January 2022	91.51417
	28 July 2022	94.25959
	28 January 2023	97.08738

(iii) If redeemable in part: Not Applicable

(iv) Option Exercise Date(s): Not Applicable

(v) Description of any other Issuer's option: Not Applicable

(vi) Notice period (if other than as set out in the Conditions): Not less than five London and New York Business Days

23 Put Option Not Applicable

24 Final Redemption Amount Nominal Amount

25 Early Redemption Amount

(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): Yes; Conditions apply

(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price and the Issue Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, name of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0172025537
38	Common Code:	017202553
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.878788 producing a sum of:	EUR 28,121,216
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

45	Date of Pricing Supplement:	24 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

____

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 790A
TRANCHE NO: 1
USD 20,000,000 Callable Range Accrual Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 21 July 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	790A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 50,000
7	Issue Date:		23 July 2003
8	Maturity Date:		23 July 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (see item 22 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below
	(ii)	Interest Payment Date(s):	23 July in each year commencing on 23 July 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention. For the avoidance of doubt there shall be no resulting adjustment to the Interest accrual.
	(iii)	Fixed Coupon Amounts:	Not Applicable

(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate (expressed as a percentage) per annum calculated by the Calculation Agent in accordance with the following formula: **6.50% x N/M** Where: "**N**" is the total number of calendar days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero; "**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent; "**Reference Rate**" means 20 year USD-ISDA-Swap Rate less 2 year USD-ISDA-Swap Rate, being the rates for such swaps which appear on Reuters Page TGM42276 on each day during the relevant Interest Period, taking the mean average of the bid and ask outright rates for such swaps, at 11.30 a.m. New York time provided that (i) for any day that is not a New York Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding New York Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period. If Reuters Page TGM42276 does not so appear, the Determination Agent will name a substitute page. If no substitute page is available, the Determination Agent will determine the Reference Rate on the basis of the rates at which five dealers selected by the Determination Agent offer such swaps on a daily basis. The highest and lowest of such rates will be discarded and the average of the

			remaining rates will be used. If five dealers are not available, the Determination Agent will determine the Reference Rate on the basis of the rates at which four dealers selected by the Determination Agent offer such swaps on a daily basis. If fewer than four dealers are available, the Determination Agent will determine the Reference Rate in its sole discretion. "**Determination Agent**" means Morgan Stanley Capital Services, Inc.
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	23 July in each year commencing on and including 23 July 2004 and ending on and including 23 July 2017
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable

32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0172342932
38	Common Code:	017234293
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.864740 producing a sum of:	Euro 17,349,400
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	21 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 792A

TRANCHE NO: 1

USD 15,000,000 Multi-Callable Compound Interest Rate Notes due July 25, 2033

Issue Price: 100.00 per cent

CREDIT LYONNAIS

The date of this Pricing Supplement is July 23, 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**"), issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since December 31, 2002 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2002.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	792A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 15,000,000
	(ii) Tranche:	USD 15,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	USD 500,000
7	Issue Date and Interest Commencement Date:	July 25, 2003
8	Maturity Date:	July 25, 2033, subject to adjustment in accordance with the Modified Following Business Day Convention.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	6.05 per cent. per annum compounding annually
	(ii)	Interest Payment Date(s):	The Maturity Date or the Optional Redemption Date as the case maybe subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount (s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	**Business Day Convention** means Modified Following Business Day Convention **Calculation Agent** means Crédit Lyonnais, Paris
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Dates:	July 25, 2006, and every year thereafter until July 25, 2032, subject to adjustment in accordance with the Modified Following Business Day Convention.

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amounts:

The Optional Redemption Amount will be equal to Specified Denomination plus the interest accrued from and including the Interest Commencement Date to but excluding the relevant Optional Redemption Date (the "Compound Interest") where:

- Compound Interest due on July 25, 2004 per Specified Denomination means USD 30,250-
- Compound Interest due on July 25, 2005 per Specified Denomination means USD 32,080.13-
- Compound Interest due on July 25, 2006 per Specified Denomination means USD 34,020.96-
- Compound Interest due on July 25, 2007 per Specified Denomination means USD 36,079.23-
- Compound Interest due on July 25, 2008 per Specified Denomination means USD 38,262.03-
- Compound Interest due on July 25, 2009 per Specified Denomination means USD 40,576.90-
- Compound Interest due on July 25, 2010 per Specified Denomination means USD 43,031.80-
- Compound Interest due on July 25, 2011 per Specified Denomination means USD 45,635.20-
- Compound Interest due on July 25, 2012 per Specified Denomination means USD 48,396.13-
- Compound Interest due on July 25, 2013 per Specified Denomination means USD 51,324.10-
- Compound Interest due on July 25, 2014 per Specified Denomination means USD 54,429.23-

- Compound Interest due on July 25, 2015 per Specified Denomination means USD 57,722.20-
- Compound Interest due on July 25, 2016 per Specified Denomination means USD 61,214.36-
- Compound Interest due on July 25, 2017 per Specified Denomination means USD 64,917.83-
- Compound Interest due on July 25, 2018 per Specified Denomination means USD 68,845.36
- Compound Interest due on July 25, 2019 per Specified Denomination means USD 73,010.53-
- Compound Interest due on July 25, 2020 per Specified Denomination means USD 77,427.66-
- Compound Interest due on July 25, 2021 per Specified Denomination means USD 82,112.03-
- Compound Interest due on July 25, 2022 per Specified Denomination means USD 87,079.80-
- Compound Interest due on July 25, 2023 per Specified Denomination means USD 92,348.13-
- Compound Interest due on July 25, 2024 per Specified Denomination means USD 97,935.20
- Compound Interest due on July 25, 2025 per Specified Denomination means USD 103,860.30-
- Compound Interest due on July 25, 2026 per Specified Denomination means USD 110,143.83-
- Compound Interest due on July 25, 2027 per Specified Denomination means USD 116,807.53-
- Compound Interest due on July 25, 2028 per Specified Denomination means USD 123,874.40-

- Compound Interest due on July 25, 2029 per Specified Denomination means USD 131,368.80-
- Compound Interest due on July 25, 2030 per Specified Denomination means USD 139,316.60-
- Compound Interest due on July 25, 2031 per Specified Denomination means USD 147,745.26-
- Compound Interest due on July 25, 2032 per Specified Denomination means USD 156,683.83-

	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Dates:	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		USD 2,912,662.66 per Specified Denominations which is equal to 6.05 per cent. per annum compounding annually plus the nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Lyonnais
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0168661642
38	Common Code:	16866164
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, and Credit Lyonnais, Paris as Determination and Calculation Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.867470 producing a sum of (for Notes not denominated in Euro):	Euro 13,012,050
44	Date of Pricing Supplement:	July 23, 2003
45	Date of Base Offering Circular:	September 27, 2002

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 723A
TRANCHE NO: 2
NZD 50,000,000 5.25 per cent. Notes 2003 due 2007

(to be consolidated and form a single series with the existing
NZD 100,000,000 5.25 per cent. Notes 2003 due 2007
issued on 12 June 2003)

TD Securities | **Rabobank International**

Banca IMI
Banque et Caisse d'Epargne de l'Etat, Luxembourg
Commonwealth Bank of Australia
Credit Suisse First Boston
Deutsche Bank
Dexia Capital Markets
ING
KBC International Group
WGZ-Bank

The date of this Pricing Supplement is 18 July 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands:

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states that are party to the Agreement on the EEA, according to their constitutional documents;

(b) at least 60% of the Notes are offered in one or more states other than the state where the relevant Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

New Zealand:

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or

distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(b) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

Australia:

No prospectus or other disclosure document in relation to the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be a person, the acquisition by whom would cause the Issuer to fail to satisfy the public offer test in section 128F(3) or 128F(4) of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	723A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 150,000,000
	(ii)	Tranche:	NZD 50,000,000
5	(i)	Issue Price:	101.235 per cent. of the Nominal Amount of the Notes plus accrued interest for the 40 days from and including 12 June 2003 to but excluding 22 July 2003
	(ii)	Net proceeds:	NZD 49,805,000 plus accrued interest for the 40 days from and including 12 June 2003 to but excluding 22 July 2003 (less agreed expenses)
6	Specified Denominations:		NZD 1,000, NZD 10,000, NZD 100,000
7	(i)	Issue Date:	22 July 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	12 June 2003
8	Maturity Date:		12 June 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 June in each year commencing on 12 June 2004 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	NZD 52.50 on each denomination of NZD 1,000, NZD 525.00 on each denomination of NZD 10,000 and NZD 5,250.00 on each denomination of NZD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Wellington and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The Notes will be consolidated and form a single series with the existing NZD 100,000,000 5.25 per cent. Notes 2003 due 2007 issued on 12 June 2003
33	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Banca IMI S.p.A. Banque et Caisse d'Epargne de l'Etat, Luxembourg Commonwealth Bank of Australia Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets ING Belgium SA/NV KBC Bank NV WGZ-Bank, Westdeutsche Genossenschafts-Zentralbank eG
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the principal amount of the Notes. Selling commission: 1.40 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	The Netherlands: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states that are a party to the Agreement on the EEA, according to their constitutional documents; (b) at least 60% of the Notes are offered in one or more states other than the state where the relevant Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes.

New Zealand:

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(b) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

Australia:

No prospectus or other disclosure document in relation to the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be a person, the acquisition by whom would cause the Issuer to fail to satisfy the public offer test in section 128F(3) or 128F(4) of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.

OPERATIONAL INFORMATION

37	(i)	ISIN Code	XS0169532453
	(ii)	Temporary ISIN Code	XS0173027011
38	(i)	Common Code	16953245
	(ii)	Temporary Common Code	17302701

39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.521740, producing a sum of (for Notes not denominated in Euro):	Euro 26,087,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	18 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 
Duly authorised

Signed on behalf of the Guarantor:

By: 
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 779A
TRANCHE NO: 1
USD 20,000,000 Callable Range Accrual Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 16 July 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	779A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 50,000
7	Issue Date:		18 July 2003
8	Maturity Date:		18 July 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (see item 22 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below
	(ii)	Interest Payment Date(s):	18 July in each year commencing on 18 July 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention. For the avoidance of doubt there shall be no resulting adjustment to the accrual
	(iii)	Fixed Coupon Amounts:	Not Applicable

(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate (expressed as a percentage) calculated by the Calculation Agent in accordance with the following formula: **6.45% x N/M** Where: "**N**" is the total number of calendar days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero; "**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent; "**Reference Rate**" means 20 year USD-ISDA-Swap Rates less 2 year USD-ISDA- Swap Rates, being the rates for such swaps which appear on Reuters Page TGM42276 taking the mean average of the bid and ask outright rates for such swaps, at 11.30 a.m. New York time provided that (i) for any day that is not a New York Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding New York Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period. If Reuters Page TGM42276 does not so appear, the Determination Agent will name a substitute page. If no substitute page is available, the Determination Agent will determine the Reference Rate on the basis of the rates at which five dealers selected by the Determination Agent offer such swaps on a daily basis. The highest and lowest of such rates will be discarded and the average of the

		remaining rates will be used. If five dealers are not available, the Determination Agent will determine the Reference Rate on the basis of the rates at which four dealers selected by the Determination Agent offer such swaps on a daily basis. If fewer than four dealers are available, the Determination Agent will determine the reference rate in its sole discretion. **"Determination Agent"** means Morgan Stanley Capital Services, Inc.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	18 July in each year commencing on 18 July 2004 and ending on 18 July 2017
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply

	(ii)	*Redemption for taxation reasons* permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable

32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0172098500
38	Common Code:	017209850
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.851191 producing a sum of:	Euro 17,023,820
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	16 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 778A
TRANCHE NO: 1
USD 15,000,000 3 Year non-callable Zero Coupon Notes due 2033

Issue Price: 100 per cent

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 14 July 2003.

INVESTMENT CONSIDERATIONS

The Notes involve complex risks including interest rate risk.

Before buying Notes, investors should carefully consider, among other things, (i) the trading price of the Notes, (ii) any change(s) in interim interest rates and (iii) any related transaction costs.

It is not possible to predict the price at which Notes will trade in the secondary market or whether such market will be liquid or illiquid. Any Notes so purchased may be held or resold or surrendered for cancellation. The secondary market for Notes may be limited. The only way in which a holder can realise value from a Note prior to the Maturity Date in relation to such Note is to sell it at its then market price in an available secondary market.

This *Pricing Supplement, under which the* Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). *Terms defined in the Offering Circular have the same* meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	778A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 15,000,000
	(ii)	Tranche:	USD 15,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 15,000,000
6	Specified Denominations:		USD 100,000
7	Issue Date:		16 July 2003
8	Maturity Date:		16 July 2033, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		See Appendix
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable

19	**Zero Coupon Note Provisions**	See Appendix
	(i) Amortisation Yield (Condition 7(b)):	6.07 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iii) *Any other formula/basis of determining* amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	On each anniversary date of the Issue Date from and including 16 July 2006 to but excluding 16 July 2032, each such date subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	See Appendix
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	See Appendix
25	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The redemption amount payable upon the early redemption of the Notes pursuant to Condition 7(c) and Condition 11 shall be the amount in USD determined by the Calculation Agent that, five Business Days prior to the due date for redemption, has the effect of preserving for the Noteholders the economic equivalent of the obligations that the Issuer would have had to discharge by way of payments of principal and interest (accrued and compounded) in respect of the Notes to the Maturity Date but for such redemption
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable

31	Redenomination, *renominalisation* and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0171813867
38	Common Code:	017181386
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	UBS Limited as Calculation Agent Deutsche Bank AG London as Fiscal Agent and Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.867470, producing a sum of (for Notes not denominated in Euro):	Euro 13,012,050
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	14 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

Appendix

The Final Redemption Amount in respect of each Note on the Maturity Date shall be the amount specified in the column below headed "Redemption Amount" in respect of the date specified as 16/07/2033 (the aggregate amount payable in respect of all the Notes on such date, being the amount specified in the column below headed "Aggregate Redemption Amount" in respect of such date). The Optional Redemption Amount in respect of each Note on any Optional Redemption Date shall be the amount specified in the column below headed "Redemption Amount" in respect of the date corresponding to such Optional Redemption Date (the aggregate amount payable in respect of all the Notes on such date, being the amount specified in the column below headed "Aggregate Redemption Amount" in respect of such date).

Date	Redemption Amount (USD)	Price/Denom	Aggregate Redemption Amount (USD)
16/07/2003	100,000.00	100.000000%	15,000,000.00
16/07/2004	106,070.00	106.070000%	15,910,500.00
16/07/2005	112,508.45	112.508450%	16,876,267.50
16/07/2006	119,337.71	119.337710%	17,900,656.50
16/07/2007	126,581.51	126.581510%	18,987,226.50
16/07/2008	134,265.01	134.265010%	20,139,751.50
16/07/2009	142,414.89	142.414890%	21,362,233.50
16/07/2010	151,059.48	151.059480%	22,658,922.00
16/07/2011	160,228.79	160.228790%	24,034,318.50
16/07/2012	169,954.68	169.954680%	25,493,202.00
16/07/2013	180,270.93	180.270930%	27,040,639.50
16/07/2014	191,213.37	191.213370%	28,682,005.50
16/07/2015	202,820.02	202.820020%	30,423,003.00
16/07/2016	215,131.20	215.131200%	32,269,680.00
16/07/2017	228,189.66	228.189660%	34,228,449.00
16/07/2018	242,040.77	242.040770%	36,306,115.50
16/07/2019	256,732.65	256.732650%	38,509,897.50
16/07/2020	272,316.32	272.316320%	40,847,448.00
16/07/2021	288,845.92	288.845920%	43,326,888.00
16/07/2022	306,378.87	306.378870%	45,956,830.50
16/07/2023	324,976.07	324.976070%	48,746,410.50
16/07/2024	344,702.11	344.702110%	51,705,316.50
16/07/2025	365,625.53	365.625530%	54,843,829.50
16/07/2026	387,819.00	387.819000%	58,172,850.00
16/07/2027	411,359.61	411.359610%	61,703,941.50
16/07/2028	436,329.14	436.329140%	65,449,371.00
16/07/2029	462,814.32	462.814320%	69,422,148.00
16/07/2030	490,907.15	490.907150%	73,636,072.50
16/07/2031	520,705.22	520.705220%	78,105,783.00
16/07/2032	552,312.02	552.312020%	82,846,803.00
16/07/2033	585,837.36	585.837360%	87,875,604.00

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 776A

TRANCHE NO: 1

USD 70,000,000 Callable Fixed Reverse Floating Rate Step-Up Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 9 July 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	776A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("**USD**")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 70,000,000
	(ii) Tranche:	USD 70,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 70,000,000
6	Specified Denominations:	USD 1,000
7	Issue Date:	11 July 2003
8	Maturity Date:	11 July 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	(i) Fixed Rate in respect of the period beginning on and including the Issue Date and ending on but excluding 11 July 2004 (the "**Fixed Interest Period**") (see item 17 below) (ii) Floating Rate in respect of the period beginning on and including 11 July 2004 to but excluding the Maturity Date (the "**Floating Interest Period**") (see item 18 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 10 above
13	Put/Call Options:	Call - see item 22 below
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable in respect of the Fixed Interest Period

(i)	Rate of Interest:	10.00 per cent. per annum payable semi-annually in arrear (subject to item 17(ii) below)
(ii)	Interest Payment Date(s):	11 January 2004 and 11 July 2004, subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	London
(v)	Fixed Coupon Amount:	Not Applicable
(vi)	Broken Amount:	Not Applicable
(vii)	Day Count Fraction (Condition 1(a)):	30/360
(viii)	Determination Date(s) (Condition 1(a)):	Not Applicable
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18 Floating Rate Provisions — Applicable in respect of the Floating Interest Period

(i)	Specified Period(s)/Specified Interest Payment Dates	11 January and 11 July in each year commencing on 11 January 2005 and ending on the Maturity Date, subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified
(ii)	Business Day Convention:	Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination provided that notwithstanding Condition 6(b)(iii)(B)(x)(i), the Rate of Interest shall be the Floating Rate (as defined below) minus (3 x the Relevant Rate (converted to a 30/360 day count fraction basis by multiplying the Relevant Rate by the actual number of days in the Interest Period divided by the number of days in the Interest Period on a 30/360 basis)) "**Floating Rate**" shall mean the applicable rate for Years 2 and 3, Years 4 and 5, Years 6 and 7, Years 8 and 9 and Years 10 to 15;

"Relevant Rate" shall mean 6 months USD LIBOR-BBA, as determined in accordance with item (vii) below;

"Years 2 and 3" shall mean the Floating Interest Period from and including 11 July 2004 to but excluding 11 July 2006 for which the Floating Rate shall be 15.00 per cent. per annum;

"Years 4 and 5" shall mean the Floating Interest Period from and including 11 July 2006 to but excluding 11 July 2008 for which the Floating Rate shall be 16.00 per cent. per annum;

"Years 6 and 7" shall mean the Floating Interest Period from and including 11 July 2008 to but excluding 11 July 2010 for which the Floating Rate shall be 17.00 per cent. per annum;

"Years 8 and 9" shall mean the Floating Interest Period from and including 11 July 2010 to but excluding 11 July 2012 for which the Floating Rate shall be 18.00 per cent. per annum; and

"Years 10 to 15" shall mean the Floating Interest Period from and including 11 July 2012 to but excluding the Maturity Date for which the Floating Rate shall be 19.00 per cent. per annum.

(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
•	Relevant Time:	11.00 a.m. London Time
•	Interest Determination Date:	Two London Business Days prior to the first day in each Interest Accrual Period **"London Business Day"** means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London

	•	Primary Source for Floating Rate:	Moneyline Telerate page 3750 (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00 a.m. London time
	•	Reference Banks (if Primary Source is 'Reference Banks'):	Not Applicable
	•	Relevant Financial Centre:	London
	•	Benchmark:	USD LIBOR-BBA
	•	Representative Amount:	Not Applicable
	•	Effective Date:	Commencement of each Interest Period
	•	Specified Duration:	6 months
	(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	11 January and 11 July in each year commencing on 11 January 2004 and ending on 11 January 2018
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount

	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for

		such further issue
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands**

		The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0170855497
38	*Common Code:*	017085549
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.850300 producing a sum of:	Euro 59,521,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	9 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:



By: ____________________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 773A
TRANCHE NO: 1
USD 25,000,000 Callable Range Accrual Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 7 July 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	773A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("**USD**")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 25,000,000
	(ii) Tranche:	USD 25,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 25,000,000
6	Specified Denominations:	USD 50,000
7	Issue Date:	9 July 2003
8	Maturity Date:	9 July 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (see item 22 below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	See item 17(vii) below
	(ii) Interest Payment Date(s):	9 July in each year commencing on 9 July 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention. For the avoidance of doubt there shall be no resulting adjustment to the accrual
	(iii) Fixed Coupon Amounts:	Not Applicable

(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate (expressed as a percentage) calculated by the Calculation Agent in accordance with the following formula:

6.22% x N/M

Where:

"**N**" is the total number of calendar days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero;

"**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent;

"**Reference Rate**" means 20 year USD Swap less 2 year USD Swap, being the rates for such swaps which appear on Reuters Page TGM42276 (or, if such rates do not so appear, the rates shall be determined on the basis of the rates at which such swaps are offered by four major banks to prime banks in the London interbank market) taking the mean average of the bid and ask outright rates for such swaps, at 11.30 a.m. New York time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rates are first displayed) provided that (i) for any day that is not a New York Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding New York Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period.

"**Determination Agent**" means Morgan Stanley Capital Services, Inc.

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	9 July in each year commencing on 9 July 2004 and ending on 9 July 2017
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0171363566
38	Common Code:	017136356
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.851191 producing a sum of:	Euro 21,279,775
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	7 July 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 774A

TRANCHE NO: 1

EUR 10,300,000 Callable Daily Range Accrual Notes due 2007

Issue Price: 100.00 per cent.

UBS Limited

The date of this Pricing Supplement is July 7, 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	774A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 10,300,000
	(ii) Tranche:	EUR 10,300,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	July 9, 2003
8	Maturity Date:	July 9, 2007, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	None
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions:**	Not Applicable
18	**Floating Rate Provisions:**	Applicable
(i)	Specified Interest Payment Dates	9 January and 9 July in each year from and including 9 January 2004 to and including the Maturity Date subject to adjustment in accordance with the Business Day Convention, each such date an Interest Payment Date
(ii)	Business Day Convention	Modified Following Business Day Convention
(iii)	Additional Business Centre	London
(iv)	Manner in which Rate of Interest is to be determined	The amount of interest will be determined by the following:

For the period from and including the Issue Date to but excluding the Maturity Date the Rate of Interest in respect of each Interest Period will be 4.00 per cent. *per annum* payable semi annually in arrear multiplied by (Accrual Days divided by N)

"Accrual Days" means for each Interest Period the number of calendar days in each Interest Period for which the Reference Rate is greater than or equal to the Minimum Reference Level but is less than or equal to the Maximum Reference Level.

"N" means, for each Interest Period, the number of calendar days in such Interest Period .

"Minimum Reference Level" means:

1.00 per cent. for the period from and including the Issue Date to but excluding the Interest Payment Date falling on or nearest to 9 July 2005; and

1.25 per cent. for the period from and including excluding the Interest Payment Date falling on or nearest to the 9 July 2005 to but excluding the Maturity Date.

"Maximum Reference Level" means:

2.75 per cent. for the period from and including the Issue Date to but excluding the Interest Payment Date falling on or nearest to 9 July 2004;

3.25 per cent. for the period from and including the

Interest Payment Date falling on or nearest to 9 July 2004 to but excluding the Interest Payment Date falling on or nearest to 9 July 2005;

4.00 per cent. for the period from and including excluding the Interest Payment Date falling on or nearest to 9 July 2005 to but excluding the Interest Payment Date falling on or nearest to 9 July 2006; and

4.25 per cent. for the period from and including excluding the Interest Payment Date falling on or nearest to the 9 July 2006 to but excluding the Maturity Date.

If a particular calendar day in an Interest Period is not a Business Day, then the Reference Rate for the previous Business Day shall be used. For the calendar days starting at 5 Business Days prior to each Interest Payment Date, the Reference Rate for the day that is 5 Business Days prior to that Interest Payment Date shall be used. The Reference Rate for any Business Day during the Interest Period on which the Calculation Agent is unable for any reason (other than its own wilful default) to determine the Reference Rate shall be the Reference Rate for the immediately preceding Business Day.

The Calculation Agent will determine the Reference Rate as at 11.00 a.m. Brussels Time on each Business Day during each Interest Period. The "**Reference Rate**" means the rate specified as 12 month EURIBOR on Telerate Page 248 and "**Telerate Page 248**" means the page of the Moneyline Telerate Service specified as page 248, or such other page, section, caption, column or other part as may replace it on that information service or other such information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purposes of displaying rates or prices comparable to the Reference Rate. If no other such page, section, caption, column or other part of the Moneyline Telerate service is available or if no such other information service is available, the Reference Rate will be determined in accordance with the fall back provisions provided for in connection with Screen Rate Determination of the Relevant Rate.

(v)	Interest Period Date(s)	Not Applicable

(vi)	Screen Rate Determination (Condition 1(a))	Applicable, as modified herein
	-Relevant Time	11.00am London Time
	-Interest Determination Date	Each Business Day during each Interest Period
	-Primary Source for Interest Rate	Telerate Page 248
	-Reference Bank (if Primary Source is 'Reference Banks'):	Not Applicable
	-Relevant Financial Centre:	Not Applicable
	-Benchmark	EURIBOR
	-Representive Amount:	Not Applicable
	-Effective Date:	Not Applicable
	-Specified Duration	12 month
(viii)	ISDA Determination (Condition1 (a)):	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	Act/365 (Fixed) (adjusted)
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different form those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions:**	Not Applicable
20	**Index Linked Interest Note Provisions:**	Not Applicable
21	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option:**	Applicable
(i)	Optional Redemption Date(s):	Each Interest Payment Date from and including the Interest Payment Date falling on or nearest to January 9, 2004 to and including the Interest Payment Date falling on or nearest to January 9, 2007
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
(iii)	If redeemable in part:	
(a)	Minimum nominal amount to be redeemed:	Not Applicable
(b)	Maximum nominal amount to be redeemed:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Noteholders' option:	Not Applicable
(vi)	Notice Period (if other than set out in the Conditions):	The Issuer shall give notice in accordance with Condition 15 of its intention to redeem the Notes, in whole and not in part, no later than 5 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option:**	Not Applicable
24	**Final Redemption Amount:**	Nominal Amount
25	**Early Redemption Amount:**	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/ Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	UBS Limited
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	XS0172210436
38	Common Code:	017221043
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: UBS AG, London Branch

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of N/A, producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	July 7, 2003
46	Date of Base Offering Circular:	September 27, 2002.

Signed on behalf of the Issuer:

By: 

Duly authorised

PRICING SUPPLEMENT

POTENTIAL PURCHASERS OF THESE NOTES SHOULD UNDERSTAND THAT AMOUNTS DUE IN RESPECT OF PRINCIPAL ON THE NOTES WILL BE DEPENDENT UPON THE PERFORMANCE OF THE INDEX (AS DEFINED HEREIN), AS MORE FULLY SET OUT HEREIN. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED FOR LESS THAN PAR.

Application will be made to list the Notes on the Official Segment of the stock market of Euronext Amsterdam N.V.

27 June 2003



RABOBANK NEDERLAND

Issue of EUR 10,000,000 SolidWorld IV Principal Protected Notes Linked to the AEX-index® under the EUR 3,000,000,000 Principal Protected Medium Term Note Programme

The Notes will, upon exchange of the Temporary Global Note for the Permanent Global Note, be consolidated and form a single series with the EUR 25,000,000 SolidWorld IV Principal Protected Notes Linked to the AEX-index® issued on 12 December 2002 (tranche 1) details of which are contained in a Pricing Supplement dated 28 November 2002 and the EUR 5,000,000 SolidWorld IV Principal Protected Notes Linked to the AEX-index® issued on 28 February 2003 (tranche 2), details of which are contained in a Pricing Supplement dated 28 February 2003.

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated March 28, 2002. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated April 4, 2003, save in respect of the Conditions which are extracted from the Offering Circular dated March 28, 2002 and are attached hereto. In the event of any inconsistency between the provisions of this Pricing Supplement and the Conditions set forth in such Offering Circular, the provisions of this Pricing Supplement shall prevail.

An English and Dutch language summary of the principal terms of the Notes is contained in Annex I and II hereto. (Een Engelstalige en Nederlandstalige samenvatting van de voornaamste kenmerken van de Notes is opgenomen in Annex I en II).

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	14
	(ii) Tranche Number:	3
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	- Tranche:	EUR 10,000,000
	- Series:	EUR 40,000,000
5.	Issue Price of Tranche:	100 per cent.
6.	Specified Denomination:	EUR 1,000
7.	(i) Issue Date:	2 July 2003
	(ii) Interest Commencement Date:	Not Applicable
8.	Maturity Date:	12 December 2008
9.	Interest Basis:	No Coupon
10.	Redemption/Payment Basis:	Index Linked Redemption
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (*Condition 4(c)*)	Issuer Call (for further details see item 22)
13.	Status of the Notes:	Senior
14.	Listing:	Euronext Amsterdam N.V.
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions:** (*Condition 3(a)*)	Not Applicable
17.	**Floating Rate Note Provisions** (*Condition 3(b)*)	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	**Zero Coupon Note Provisions:** (*Condition 4(e)(iv)*)	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	**Equity Linked Note Provisions:** (*Condition 5*)	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	**Index Linked Note Provisions:**		Applicable
	(i)	Index/Formula: *(Condition 6)*	See Schedule
	(ii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable: *(Condition 6)*	As per the Conditions
	(iii)	Specified Period(s)/Specified Interest Payment Dates: *(Condition 3(a) or 3(b) or 3 (e))*	Not Applicable
	(iv)	Business Day Convention: *(Condition 3(a) or 3(b) or 3(e))*	Following
	(v)	Additional Business Centre(s): *(Condition 3(b))*	As per the Conditions
	(vi)	Minimum Rate of Interest: *(Condition 3(b)(iii))*	Not Applicable
	(vii)	Maximum Rate of Interest: *(Condition 3(b)(iii))*	Not Applicable
	(viii)	Day Count Fraction: *(Condition 3(a) or 3(b))*	Not Applicable
	(ix)	Name of Sponsor: *(Condition 6)*	Euronext Amsterdam N.V.
	(x)	Stock Exchange/Related Exchange: *(Condition 6)*	Euronext Amsterdam N.V.
	(xi)	Valuation Dates: *(Condition 6)*	See Schedule

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: *(Condition 4(c))*	Applicable. The Issuer has the right to call the Notes on 12 December 2005, 12 December 2006 or on 12 December 2007
	(i) Optional Redemption Date(s):	First Optional Redemption Date: 12 December 2005 Second Optional Redemption Date: 12 December 2006 Third Optional Redemption Date: 12 December 2007
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 1,300 on First Optional Redemption Date EUR 1,400 on Second Optional Redemption Date EUR 1,500 on Third Optional Redemption Date
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Higher Redemption Amount:	Not Applicable
	(iv) Notice period (if other than as set out in the Conditions):	Five (5) Business Days notice
23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: *(Condition 4(d))*	Not Applicable
24.	Final Redemption Amount: *(Condition 4(a))*	The Final Redemption Amount will be at least 100 per cent. of the Specified Denomination (for further details see item 21)
25.	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on Event of Default or and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons or following an Event of Default shall be an amount equal to whichever is the greater of: (a) 100 per cent. of the Specified Denomination of the Notes, or

		(b) the fair market value of the Notes on the date of redemption, adjusted to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity or index options, index swaps, all as determined by the Calculation Agent, in its sole and absolute discretion.
26.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Form of Notes: (*Condition 1*)	Temporary Global Note exchangeable for a Permanent Global Note, which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note.
28.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (*Condition 7(e)*)	Not Applicable
29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (*Conditions 3(d) and 4(g)*)	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (*Condition 4(f)*)	Not Applicable
32.	Redenomination applicable:	Not Applicable
33.	Calculation Agent:	Rabo Securities N.V.
34.	Other terms or special conditions:	The Issuer reserves the right to increase the Aggregate Nominal Amount of the issue at any time.

DISTRIBUTION

35.	(i) If syndicated, names of Managers:		Not Applicable
	(ii) Stabilising Manager (if any):		Not Applicable
36.	If non-syndicated, name of relevant Dealer:		Rabo Securities N.V.
37.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
38.	Additional selling restrictions:		None
39.	Effective yield of the Notes: *(Euronext Amsterdam listed Notes only)*:		Not Applicable
40.	Use of proceeds: *(Euronext Amsterdam listed Notes only)*:		General corporate purposes
41.	Net proceeds: *(Euronext Amsterdam listed Notes only)*:		EUR 10,000,000
42.	Costs of Issue:		Not Applicable

OPERATIONAL INFORMATION

43.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
44.	Delivery:	Delivery against payment
45.	Additional Paying Agent(s) (if any):	None

ISIN:	XS0157181537
Temporary ISIN:	XS0171825101
Common Code:	015718153
Temporary Common Code:	171825101
Dutch Fund Code:	14331
Temporary Dutch Fund Code	14498

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the EUR 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

The information contained herein relating to the Index (as further defined in Annex III hereto) consists of extracts from, or summaries of, information released publicly by the publishers of the Index. The Issuer accepts responsibility for accurately reproducing such extracts or summaries. The Issuer accepts no further or other responsibility in respect of such information.

Signed on behalf of the Issuer:

By: ....



Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 758A
TRANCHE NO: 1
USD 90,000,000 Callable Zero Coupon Notes 2003 due 2028

Issue Price: 22.81071 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 25 June 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	758A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 90,000,000
	(ii)	Tranche:	USD 90,000,000
5	(i)	Issue Price:	22.81071 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,529,639
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	27 June 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		27 June 2028
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (see Paragraph 19 below)
11	Redemption/Payment Basis:		Final Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (see Paragraph 22 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	6.00 per cent. compounded semi-annually
	(ii)	Day Count Fraction (Condition 1(a)):	30/360

	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	27 June and 27 December in each year commencing on 27 December 2003 and ending on 27 December 2027
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount will be as follows:

Optional Redemption Date	**Optional Redemption Amount (as % of Nominal Amount)**
27 December 2003	23.49503
27 June 2004	24.19988
27 December 2004	24.92588
27 June 2005	25.67365
27 December 2005	26.44386
27 June 2006	27.23718
27 December 2006	28.05429
27 June 2007	28.89592
27 December 2007	29.76280
27 June 2008	30.65568
27 December 2008	31.57535
27 June 2009	32.52262
27 December 2009	33.49829
27 June 2010	34.50324
27 December 2010	35.53834
27 June 2011	36.60449
27 December 2011	37.70262
27 June 2012	38.83370
27 December 2012	39.99871

		27 June 2013	41.19868
		27 December 2013	42.43464
		27 June 2014	43.70768
		27 December 2014	45.01891
		27 June 2015	46.36947
		27 December 2015	47.76056
		27 June 2016	49.19337
		27 December 2016	50.66917
		27 June 2017	52.18925
		27 December 2017	53.75493
		27 June 2018	55.36758
		27 December 2018	57.02860
		27 June 2019	58.73946
		27 December 2019	60.50164
		27 June 2020	62.31669
		27 December 2020	64.18619
		27 June 2021	66.11178
		27 December 2021	68.09513
		27 June 2022	70.13799
		27 December 2022	72.24213
		27 June 2023	74.40939
		27 December 2023	76.64167
		27 June 2024	78.94092
		27 December 2024	81.30915
		27 June 2025	83.74843
		27 December 2025	86.26088
		27 June 2026	88.84870
		27 December 2026	91.51417
		27 June 2027	94.25959
		27 December 2027	97.08738
(iii)	If redeemable in part:	Not Applicable	
(iv)	Option Exercise Date(s):	Not Applicable	

(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days

23 Put Option — Not Applicable

24 Final Redemption Amount — Nominal amount

25 Early Redemption Amount

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26 Form of Notes: **Bearer Notes**

(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price and the Issue Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
(ii)	Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, name of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0170022445
38	Common Code:	017002244
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable

40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.83658 producing a sum of:	EUR 75,292,200
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	25 June 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 755A

TRANCHE NO: 1
USD 20,000,000 Callable Fixed to Reverse Floating Rate Step-Up Notes 2003 due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 24 June 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	755A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		26 June 2003
8	Maturity Date:		26 June 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		(i) Fixed Rate in respect of the period beginning on and including the Issue Date and ending on but excluding 26 June 2004 (the "**Fixed Interest Period**") (see Paragraph 17 below) (ii) Floating Rate in respect of the period beginning on and including 26 June 2004 to but excluding the Maturity Date (the "**Floating Interest Period**") (see Paragraph 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See Paragraph 10 above
13	Put/Call Options:		Call - see Paragraph 22 below
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable in respect of the Fixed Interest Period.

(i)	Rate of Interest:	10.00 per cent. per annum payable semi-annually in arrear (subject to Paragraph 17(ii) below)
(ii)	Interest Payment Date(s):	26 December 2003 and 26 June 2004 (subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified)
(iii)	Business Day Convention:	*Following Business Day Convention*
(iv)	Additional Business Centre(s) (Condition 1(a)):	London
(v)	Fixed Coupon Amount:	Not Applicable
(vi)	Broken Amount:	Not Applicable
(vii)	Day Count Fraction (Condition 1(a)):	30/360
(viii)	Determination Date(s) (Condition 1(a)):	Not Applicable
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18 Floating Rate Provisions — Applicable in respect of the Floating Interest Period

(i)	Specified Period(s)/Specified Interest Payment Dates	26 June and 26 December in each year commencing on 26 December 2004 and ending on the Maturity Date, subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified
(ii)	Business Day Convention:	Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination provided that notwithstanding Condition 6(b)(iii)(B)(x)(i), the Rate of Interest shall be the Floating Rate (as defined below) minus (2 x the Relevant Rate (converted to a 30/360 day count fraction basis by multiplying the Relevant Rate by the actual number of days in the Interest Period divided by the number of days in the Interest Period on a 30/360 basis)) "**Floating Rate**" shall mean the applicable rate for Year 2, Year 3, Year 4, Year 5, Year 6, Year 7, Year 8, Year 9, Year 10, Year 11, Year 12, Year 13, Year 14 and Year 15;

"Relevant Rate" shall mean 6 months USD LIBOR-BBA, as determined in accordance with sub-paragraph (vii) below;

"Year 2" shall mean the Floating Interest Period from and including 26 June 2004 to but excluding 26 June 2005 for which the Floating Rate shall be 12.00 per cent. per annum;

"Year 3" shall mean the Floating Interest Period from and including 26 June 2005 to but excluding 26 June 2006 for which the Floating Rate shall be 12.00 per cent. per annum;

"Year 4" shall mean the Floating Interest Period from and including 26 June 2006 to but excluding 26 June 2007 for which the Floating Rate shall be 13.00 per cent. per annum;

"Year 5" shall mean the Floating Interest Period from and including 26 June 2007 to but excluding 26 June 2008 for which the Floating Rate shall be 13.00 per cent. per annum;

"Year 6" shall mean the Floating Interest Period from and including 26 June 2008 to but excluding 26 June 2009 for which the Floating Rate shall be 14.00 per cent. per annum;

"Year 7" shall mean the Floating Interest Period from and including 26 June 2009 to but excluding 26 June 2010 for which the Floating Rate shall be 14.00 per cent. per annum;

"Year 8" shall mean the Floating Interest Period from and including 26 June 2010 to but excluding 26 June 2011 for which the Floating Rate shall be 15.00 per cent. per annum;

"Year 9" shall mean the Floating Interest Period from and including 26 June 2011 to but excluding 26 June 2012 for which the Floating Rate shall be 15.00 per cent. per annum;

"Year 10" shall mean the Floating Interest Period from and including 26 June 2012 to but excluding 26 June 2013 for which the Floating Rate shall be 16.00 per cent. per annum;

"Year 11" shall mean the Floating Interest Period from and including 26 June 2013 to but excluding 26 June 2014 for which the Floating Rate shall be 16.00 per cent. per annum;

		"Year 12" shall mean the Floating Interest Period from and including 26 June 2014 to but excluding 26 June 2015 for which the Floating Rate shall be 16.00 per cent. per annum; **"Year 13"** shall mean the Floating Interest Period from and including 26 June 2015 to but excluding 26 June 2016 for which the Floating Rate shall be 16.00 per cent. per annum; **"Year 14"** shall mean the Floating Interest Period from and including 26 June 2016 to but excluding 26 June 2017 for which the Floating Rate shall be 16.00 per cent. per annum; and **"Year 15"** shall mean the Floating Interest Period from and including 26 June 2017 to but excluding the Maturity Date for which the Floating Rate shall be 16.00 per cent. per annum.
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
•	Relevant Time:	11.00 a.m. London Time
•	Interest Determination Date:	Two London Business Days prior to the first day in each Interest Accrual Period
•		**"London Business Day"** means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London
•	Primary Source for Floating Rate:	Moneyline Telerate page 3750 (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00 a.m. London time.
•	Reference Banks (if Primary Source is 'Reference Banks'):	Not Applicable
•	Relevant Financial Centre:	London

	•	Benchmark:	USD LIBOR-BBA
	•	Representative Amount:	Not Applicable
	•	Effective Date:	Commencement of each Interest Period
	•	Specified Duration:	6 months
	(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	26 June and 26 December in each year commencing on 26 December 2003 and ending on 26 December 2017
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0169911046
38	Common Code:	016991104

39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman Sachs Capital Markets as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.852761 producing a sum of:	Euro 17,055,220
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	24 June 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 754A
TRANCHE NO: 1

Issue of EUR 100,000,000 Callable Fixed Rate Notes due 2018

Issue Price: 100 per cent

SG Corporate & Investment Banking

The date of this Pricing Supplement is June 24, 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated September 27, 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or the Group since December 31, 2002 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	754A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 100,000,000
6	Specified Denominations:	EUR 10,000
7	Issue Date:	June 26, 2003
8	Maturity Date:	June 26, 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate step-down
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i)	Rates of Interest:	The Notes will bear interest (i) from (and including) the Issue Date to (but excluding) June 26, 2005 at the rate of 5.10 per cent. per annum payable annually in arrear on each Interest Payment Date and (ii) thereafter from (and including) June 26, 2005 to (but excluding) the Maturity Date at the rate of 4.00 per cent. per annum payable annually in arrear on each Interest Payment Date.
(ii)	Interest Payment Date(s):	June 26 in each year commencing on June 26, 2004 to and including the Maturity Date.
(iii)	Fixed Coupon Amount(s):	(a) EUR 510 per specified denomination of EUR 10,000 from (and including) June 26, 2004 to (and including) June 26, 2005; and thereafter (b) EUR 400 per specified denomination of EUR 10,000 from (and including) June 26, 2006 to (and including) the Maturity Date.
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	June 26, 2005
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
(iii)	*If redeemable in part:*	Not Applicable

	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	5 TARGET Business Days prior to the Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note, which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
35	If non-syndicated, name of Dealer:	Société Générale
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	XS0170997794
38	Common Code:	017099779
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	• Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom • Deutsche Bank Luxembourg S.A. 2 boulevard Konrad Adenauer L-1115 Luxembourg • Banque Générale du Luxembourg S.A. 50 Avenue John F. Kennedy L-2951 Luxembourg

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	June 24, 2003
46	Date of Base Offering Circular:	September 27, 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

EXECUTION COPY

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 752A
TRANCHE NO: 1

EUR 1,000,000,000 3.25 per cent. Notes 2003 due 2010

Issue Price: 99.661 per cent.

Barclays Capital
BNP PARIBAS
Rabobank International

Banca Akros S.p.A. (Gruppo Banca Popolare di Milano)
Dresdner Kleinwort Wasserstein
ING
Mizuho International plc
Nomura International
TD Securities

Tokyo-Mitsubishi International plc

The date of this Pricing Supplement is 23 June 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) *accepts responsibility for the information contained in* this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("*Reglement Procedure Beursnotering*") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Rabobank International or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	752A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,000,000,000
	(ii)	Tranche:	EUR 1,000,000,000
5	(i)	Issue Price:	99.661 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	EUR 995,360,000
6	Specified Denominations:		EUR 1,000; EUR 10,000 and EUR 100,000
7	(i)	Issue Date:	25 June 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 June 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 June in each year commencing on 25 June 2004 and ending on 25 June 2010
	(iii)	Fixed Coupon Amount(s):	Fixed interest amount: EUR 32.50 on each denomination of EUR 1,000; EUR 325.00

			on each denomination of EUR 10,000; and EUR 3,250.00 on each denomination of EUR 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		100 per cent. of the Aggregate Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for definitives in the limited circumstances specifies in the Permanent Global Note.
	(ii)	*Applicable TEFRA exemption:*	*D Rules*

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Barclays Bank PLC BNP Paribas Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Banca Akros S.p.A. (Gruppo Banca Popolare di Milano) Dresdner Bank AG London Branch ING Belgium S.A./N.V. Mizuho International plc Nomura International plc TD Securities Tokyo-Mitsubishi International plc
	(ii) Stabilising Manager (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

	(iii) Manager's Commission:	Combined Management and Underwriting Commission and Selling Concession: 0.125 per cent. of the Aggregate Nominal amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**For the United States:**

The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "**Securities Act**") or with any securities regulatory authority of any state or other jurisdiction of the United States and are being sold pursuant to an exemption from the registration requirements of such act. The Notes are in bearer form and are subject to U.S. tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly within the United States or to U.S. persons except to the extent permitted as described in the Offering Circular. Regulation S Category 2 selling restrictions and TEFRA D rules will apply. The Notes are not eligible for sale under Rule 144A under the Securities Act (more specifically described in the Offering Circular).

For the United Kingdom:

Each Manager is required to represent, warrant and agree that:

(1) it has not offered or sold and prior to the date 6 months after the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act

2000 (the "**FSMA**")) received by it in connection with the issue or sale of such Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(3) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0171134371
38	Common Code:	17113437
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	WKN-Code: 881410 Fondscode: 14487
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	
	(i) Effective yield at Issue Price	3.305 per cent.
	(ii) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(iii) Numbering and letters:	Not Applicable
	(iv) Whether CF-Form Notes will be issued:	No

(v)	Numbering and letters of CF-Form Notes:	Not Applicable
(vi)	Net proceeds:	The net proceeds of the issue of the Notes amount to EUR 995,360,000
(vii)	Amsterdam Listing and Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List and a daily newspaper of general circulation in the Netherlands

45	Date of Pricing Supplement:	23 June 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:



Duly authorised signatory

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 743A
TRANCHE NO: 1
USD 30,000,000 Fixed Rate Step-Up Range Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 16 June 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	743A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 30,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		18 June 2003
8	Maturity Date:		18 June 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see Paragraph 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (see Paragraph 22 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See Paragraph 17(vii) below
	(ii)	Interest Payment Date(s):	18 June and 18 December in each year commencing on 18 December 2003 and ending on the Maturity Date, subject to adjustment (other than for interest accrual and interest payment purposes) in accordance with the Business Day Convention specified)
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	London

(v)	Fixed Coupon Amounts:	Not Applicable
(vi)	Broken Amount:	Not Applicable
(vii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(viii)	Determination Date(s) (Condition 1(a)):	Not Applicable
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest relating to Year 1 shall be 10.00 per cent. per annum and the Rate of Interest relating to Year 2 to Year 15 (inclusive) shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:

Coupon x N/M

Where

"**Coupon**" means 7.00 per cent. in respect of Year 2 to Year 15 (inclusive);

"**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and in relation to;

Year 2, less than or equal to 4.00 per cent.;

Year 3, less than or equal to 4.50 per cent.;

Year 4 to Year 5 (inclusive), less than or equal to 5.00 per cent.; and

Year 6 to Year 15 (inclusive), less than or equal to 6.00 per cent.

"**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent;

"**Year 1**" means the period beginning on (and including) the Issue Date and ending on (and excluding) 18 June 2004;

"**Year 2**" means the period beginning on (and including) 18 June 2004 and ending on (and excluding) 18 June 2005;

"**Year 3**" means the period beginning on (and including) 18 June 2005 and ending on (and excluding) 18 June 2006;

"**Year 4**" means the period beginning on (and including) 18 June 2006 and ending on (and excluding) 18 June 2007;

"**Year 5**" means the period beginning on (and including) 18 June 2007 and ending on (and excluding) 18 June 2008;

"**Year 6**" means the period beginning on (and including) 18 June 2008 and ending on (and excluding) 18 June 2009;

"**Year 7**" means the period beginning on (and including) 18 June 2009 and ending on (and excluding) 18 June 2010;

"**Year 8**" means the period beginning on (and including) 18 June 2010 and ending on (and excluding) 18 June 2011;

"**Year 9**" means the period beginning on (and including) 18 June 2011 and ending on (and excluding) 18 June 2012;

"**Year 10**" means the period beginning on (and including) 18 June 2012 and ending on (and excluding) 18 June 2013;

"**Year 11**" means the period beginning on (and including) 18 June 2013 and ending on (and excluding) 18 June 2014;

"**Year 12**" means the period beginning on (and including) 18 June 2014 and ending on (and excluding) 18 June 2015;

"**Year 13**" means the period beginning on (and including) 18 June 2015 and ending on (and excluding) 18 June 2016;

"**Year 14**" means the period beginning on (and including) 18 June 2016 and ending on (and excluding) 18 June 2017; and

"**Year 15**" means the period beginning on (and including) 18 June 2017 and ending on (and excluding) the Maturity Date.

"**Reference Rate**" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such

		source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	18 June and 18 December in each year commencing on 18 December 2003 and ending on 18 December 2017
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0169374799
38	Common Code:	016937479
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.853658 producing a sum of:	EUR 25,609,740
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	16 June 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised